AB 3/6

SEC Mail Processing Section

MAR 03 2010

Washington, DC 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaska Capital Management Corporation d/b/a Aurora Securities

OFFICIAL USE ONLY

[redacted]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10029622

111 Congressional Blvd., Suite 114
(No. and Street)

Carmel, IN 46032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry R. Hendrix (317) 843-5572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street Lâfayette, IN 47905
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, I, Jerry R. Hendrix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaska Capital Management Corporation d/b/a Aurora Securities, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jerry R. Hendrix
Signature

Secretary/Treasurer
Title

James M Kornman
Notary Public STATE of Indiana County of Hamilton COMMISSION expires 1/3/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

ALASKA CAPITAL MANAGEMENT CORPORATION
Dba AURORA SECURITIES

TABLE OF CONTENTS

	Page Number
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 – 7
Independent Auditors' Report on the Supplementary Information	8
Schedule I – Computation of Net Requirements	9 – 10
Exhibit I – Auditors' Report on Internal Controls	11 – 12

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditor's Report

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited the accompanying balance sheet of Alaska Capital Management Corporation, as of December 31, 2009, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2009. Alaska Capital Management Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alaska Capital Management Corporation, as of December 31, 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 12, 2010 expressed an unqualified opinion.

Lafayette, Indiana
February 12, 2010

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 60,466	$ 53,867
Accounts receivable	-	5,193
Refundable income taxes	4	939
Prepaid expense	3,441	2,944
TOTAL ASSETS	$ 63,911	$ 62,943

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
LIABILITIES		
Accounts payable	$ -	$ 1,459
Deferred federal and state income taxes	14	895
TOTAL LIABILITIES	14	2,354
STOCKHOLDERS' EQUITY		
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2009 and 2008)	$ 1,000	$ 1,000
Additional Paid In Capital	23,000	23,000
Retained Earnings	39,897	36,589
TOTAL STOCKHOLDERS' EQUITY	63,897	60,589
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 63,911	$ 62,943

The accompanying notes are an integral part of the financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions and fees	$ 166,982	$ 151,142
TOTAL REVENUE	166,982	151,142
EXPENSES		
Commissions	96,845	85,385
Occupancy and equipment costs	48,000	38,820
Professional fees	8,938	5,740
Insurance	6,396	6,386
Office supplies	491	220
Other operating expenses	2,950	2,319
TOTAL EXPENSES	163,620	138,870
Income (Loss) Before Income Tax	3,362	12,272
Income Tax Benefits (Expense)	(54)	(1,762)
Net Income Before Equity in Income of Investee	3,308	10,510
Equity in Income of Investee	-	-
Net Income (Loss)	3,308	10,510
Earning (Loss) per share of common stock	$ 3.31	$ 10.51

The accompanying notes are an integral part of the financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 1,000	$ 23,000	$ 26,079	$ 50,079
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	10,510	10,510
Balance at December 31, 2008	**$ 1,000**	**$ 23,000**	**$ 36,589**	**$ 60,589**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	3,308	3,308
Balance at December 31, 2009	**$ 1,000**	**$ 23,000**	**$ 39,897**	**$ 63,897**

The accompanying notes are an integral part of the financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 3,308	$ 10,510
(Increase) decrease in operating assets:		
Accounts receivable	5,193	(3,531)
Prepaid expenses	(497)	302
Prepaid taxes	935	(939)
Increase (decrease) in operating liabilities:		
Accounts payable	(1,459)	488
Commissions payable	-	(2,735)
Income tax payable	(881)	(237)
Net Cash Provided by (Used in) Operating Activities	6,599	3,858
Net increase (decrease) in cash	6,599	3,858
Cash - beginning of year	53,867	50,009
Cash - end of year	$ 60,466	$ 53,867
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ 54	$ 1,762

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Alaska Capital Management Corporation dba Aurora Securities (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007 the Firm was purchased by an Indiana Corporation and elected new officers and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2009 and 2008.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2009 and 2008. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2009 and 2008, no advertising costs were incurred.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2009 and 2008, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2009 and 2008 there were no receivables or payables to accrue.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2009	2008
Refundable federal income tax	$ 4	$ 590
Refundable state income tax (balance due)	(14)	349
Total refundable income tax (balance due)	$ (10)	$ 939
Federal income tax expense	$ 504	$ 1,030
State income tax expense	286	732
Total income tax expense	$ 790	$ 1,762

NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $48,000 and $38,820 for the years ended December 31, 2009 and 2008.

NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Lafayette, Indiana
February 12, 2010

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009
Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 63,897
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 63,897
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		63,897
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	-	
b. Secured demand note deficiency	-	
c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges	-	-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		63,897
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
d. Undue Concentrations	-	
e. Other	-	-
10. Net Capital		$ 63,897

The accompanying notes are an integral part of the financial statements.

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	1
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			5,000
13. Net capital requirement (greater of line 11 or 12)			5,000
14. Excess net capital (line 10 less 13)			58,897
15. Excess net capital at 100% (line 10 less 10% of line 18)		$	63,884
16. Total liabilities from Statement of Financial Condition		$	14
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value is paid or credited	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	14
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			0.02%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AUTORA SECURITIES
Carmel, Indiana

We have audited Alaska Capital Management Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Capital Management Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, Alaska Capital Management Corporation, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Alaska Capital Management Corporation, and our report dated February 12, 2010 expressed an unqualified opinion.

Lafayette, Indiana
February 12, 2010